As filed with the Securities and Exchange Commission on October 14, 2021

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Amendment No. 1)

BlackRock Hedge Fund Guided Portfolio Solution

(Name of Issuer)

BlackRock Hedge Fund Guided Portfolio Solution

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per Share – Class A Shares and Class I Shares

(Title of Class of Securities)

Class A Shares – 09261A102

Class I Shares – 09261A201

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Hedge Fund Guided Portfolio Solution

55 East 52nd Street

New York, New York 10055

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq. P. Jay Spinola, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	55 East 52nd Street
New York, New York 10019	New York, New York 10055

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$8,659,738.08(a)	$944.78(b)

(a) Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Trust as of August 1, 2021.

(b) Calculated at $109.10 per $1,000,000 of the Transaction Value.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $944.78	Filing Party: BlackRock Hedge Fund Guided Portfolio Solution
Form or Registration No.: SC TO-I	Date Filed: September 27, 2021

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) by BlackRock Hedge Fund Guided Portfolio Solution, a Delaware statutory trust (the “Trust”), on September 27, 2021 (the “Schedule TO”) and relates to the Trust’s offer to purchase up to 25% of its issued and outstanding Class A and Class I common shares of beneficial interest, par value $0.001 per share (the “Shares”), as of September 1, 2021, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 27, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

On September 28, 2021, the Trust entered into a credit agreement (the “Credit Agreement”) with Credit Suisse International that established a credit facility which the Trust expects to use to, among other things, finance its repurchases of Shares. This Amendment is being filed solely to add the Credit Agreement as an exhibit to the Schedule TO. All of the terms of the Offer, as described in the Offer to Purchase and related Letter of Transmittal, remain the same. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment should be read together with the Schedule TO and the Offer to Purchase.

Item 1 through Item 9 and Item 11

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference into this Amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 10.	Financial Statements

Not applicable.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(b)

Form of Terms and Conditions to Credit and Security Agreement and Loan Summary dated as of September 28, 2021 by the Trust and Credit Suisse International, as administrative agent, as collateral agent and as initial lender, is filed herewith.

Item 13.	Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Hedge Fund Guided Portfolio Solution

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: October 14, 2021

Exhibit Index

Exhibit
(b)	Form of Terms and Conditions to Credit and Security Agreement and Loan Summary